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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            Electric Lightwave, Inc.
                        --------------------------------
                                (Name of Issuer)

                      Class A Common Stock, par value $.01
                      ------------------------------------
                         (Title of Class of Securities)

                                    284895109
                                    ---------
                                 (CUSIP Number)

                                Charles J. Weiss
                         Citizens Communications Company
                              Three High Ridge Park
                               Stamford, CT 06905

                                 (203) 614-5600
       ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 19, 2000
                          -----------------------------
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                               Page 2 of 8 pages

                                  SCHEDULE 13D

CUSIP NO. 284895109

        1.     NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Citizens Communications Company
                                06-0619596

        2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [x]
                                                                        (b)  [ ]

        3.     SEC USE ONLY

        4.     SOURCE OF FUNDS
                                    WC

        5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  [ ]

        6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Delaware

        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH:

                7.     SOLE VOTING POWER
                              0

                8.     SHARED VOTING POWER
                           580,644

                9.     SOLE DISPOSITIVE POWER
                              0

               10.     SHARED DISPOSITIVE POWER
                           580,644

       11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                           580,644

       12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES     [x]

       13.     PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                            6.2%

       14.     TYPE OF REPORTING PERSON
                            HC


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                                                               Page 3 of 8 Pages

                                  SCHEDULE 13D


CUSIP NO. 28495109

       1.     NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      CUCapital Corp.
                        06-1156876

       2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [x]
                                                                        (b) [ ]

       3.     SEC USE ONLY

       4.     SOURCE OF FUNDS
                                    WC

       5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)   [ ]

       6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                                     [Delaware]

        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH:

              7.     SOLE VOTING POWER
                            0

              8.     SHARED VOTING POWER
                          580,644

              9.     SOLE DISPOSITIVE POWER
                            0

             10.     SHARED DISPOSITIVE POWER
                          580,644

      11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                          580,644

      12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES    [x]

      13.     PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                            6.2%

      14.     TYPE OF REPORTING PERSON
                            CO

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                                                               Page 4 of 8 Pages


                                  SCHEDULE 13D

Item 1.  Security and Issuer.
         -------------------

         The classes of equity securities to which this statement relates is the Class A Common Stock, par value $.01 (the "Class A Common Stock") of Electric Lightwave, Inc., a Delaware corporation ("ELI"). The principal executive offices of ELI are 4400 NE 77th Ave., Vancouver, WA 98662-6461.

Item 2.  Identity and Background.
         -----------------------

         (a) This statement is being filed jointly by each of Citizens Communications Company ("Citizens") and CUCapitalCorp. ("CUCapital") (Citizens and CUCapital are collectively referred to herein as the "Reporting Persons"). Each of Citizens and CUCapital is a corporation organized under the laws of the state of Delaware. The principal business of Citizens is providing communications services, including local network services, network access services, long distance services, directory advertising, Centrex, custom calling and caller ID services, paging, cellular, Internet access, voice mail and conference calling and cable television services. CUCapital is a holding company and a wholly-owned subsidiary of Citizens. The principal address for each of the Reporting Persons is 3 High Ridge Park, Stamford, CT 06905.

         (d)   Convictions.   Neither  of the  Reporting Persons has, during the
               -----------
last five years, been convicted in a criminal proceeding.

         (e) Civil Proceedings. Neither of the Reporting Persons has, during the
             -----------------
last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities law or finding any violation with respect to such laws.

         Unless otherwise specified herein, (a) the principal business address for each of the directors and executive officers of each of the Reporting Persons is c/o Citizens Communications Company, 3 High Ridge Park, Stamford, CT 06905, (b) none of the directors or executive officers of either of the Reporting Persons has been convicted in a criminal proceeding in the last five years, (c) none of the directors or executive officers of either of the Reporting Persons has been party to a civil proceeding involving United States federal or state securities laws during the last five years and (d) the citizenship of each of the directors and executive officers of each of the Reporting Persons is the United States.

Directors of Citizens:

1.       Norman I. Botwinik.  Mr. Botwinik is retired.

2. Aaron I. Fleischman. Mr. Fleischman is a Senior Partner of Fleischman and Walsh, L.L.P., a Washington, DC law firm specializing in reg-ulatory, corporate-securities, legislative and litigation matters for telecommunications, regulated utility and transportation companies.

3.       Stanley Harfenist.  Mr. Harfenist is retired.




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                                                               Page 5 of 8 Pages

4.       Andrew N. Heine.  Mr. Heine is a private investor.

5. John L. Schroeder. Mr. Schroeder is a Director of Morgan Stanley Dean Witter Funds, an investment company.

6.       Robert D. Siff.  Mr. Siff is retired.

7. Robert A. Stanger. Mr. Stanger is the Chairman of Robert A. Stanger & Company, an investment banking and consulting services company.

8. Charles H. Symington, Jr. Mr. Symington is a Director of the NASDAQ Stock Market Education Foundation.

9.       Edwin Tornberg.   Mr. Tornberg  is the President and Director  of Edwin
         Tornberg & Company, a brokerage, management consultant and appraisal firm serving the communications industry.

10.      Claire L. Tow.  Ms. Tow is retired.

11.      Leonard Tow.   Dr. Tow is  the Chairman and Chief Executive Officer  of
         Citizens.

Executive Officers of Citizens:

1.       Leonard Tow.   Dr. Tow is the Chairman of the Board and Chief Executive
         Officer of Citizens.

2. Rudy J. Graf. Mr. Graf is the President and Chief Operating Officer of Citizens.

3.       Robert Braden.   Mr. Braden is the Vice President, Business Development
         of Citizens.

4. John H. Casey, III. Mr. Casey is the Vice President and Chief Operating Officer, Communications Sector of Citizens.

5. Robert J. DeSantis. Mr. DeSantis is the Vice President and Chief Finan-cial Officer of Citizens.

6. Michael G. Harris. Mr. Harris is the Vice President, Engineering and New Technology of Citizens.

7. F. Wayne Lafferty. Mr. Lafferty is the Vice President, Regulatory Af-fairs of Citizens.

8. J. Michael Love. Mr. Love is the Vice President and President, Citizens Public Services Sector.

9.       L. Russell Mitten.   Mr. Mitten is the Vice President,  General Counsel
         and Assistant Secretary of Citizens.

10. Livingston E. Ross. Mr. Ross is the Vice President and Chief Accounting Officer of Citizens.

11. Scott N. Schneider. Mr. Schneider is the Executive Vice President and President, Citizens Capital Ventures.

12. David B. Sharkey. Mr. Sharkey is the Vice President and Chief Operating Officer, Electric Lightwave Sector of Citizens.
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                                                               Page 6 of 8 Pages


13. Steven D. Ward. Mr. Ward is the Vice President, Information Technology of Citizens.

Directors of CUCapital:
----------------------

1. Robert J. DeSantis. Mr. DeSantis is the Vice President and Chief Finan-cial Officer of Citizens.

2. Peter C. Fulweiler. Mr. Fulweiler is the Director and Manager of Dela-ware Holding Company Services at PNC Bank in Delaware.

3. Rudy J. Graf. Mr. Graf is the President and Chief Operating Officer of Citizens.

4.       Leonard  Tow.   Dr. Tow  is  Chairman of the  Board and Chief Executive
         Officer of Citizens.

Executive Officers of CUCapital:

1.       Rudy J. Graf.   Mr. Graf is the President and  Chief Operating Chief of
         CUCapital.

2.       Scott N. Schneider.   Mr. Schneider is the  Executive Vice President of
         CUCapital.

3.       L. Russell Mitten.   Mr. Mitten is  the Vice President, General Counsel
         and Assistant Secretary of CUCapital.

5. Livingston E. Ross. Mr. Ross is the Vice President and Chief Accounting Officer of CUCapital.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         The shares of Class A Common Stock held by the Reporting Persons were purchased by CUCapital in the open market through brokerage transactions. The source of the payments by CUCapital was working capital, and no part of the purchase price was represented by funds or other consideration specially borrowed or otherwise specifically obtained for the purpose of acquiring, holding, trading, or voting the securities.

Item 4.  Purpose of Transaction.
         ----------------------

         The shares of Class A Common Stock were acquired by CUCapital in the open market through brokerage transactions in the ordinary course of business, solely as an investment, and to insure that Citizens maintains a sufficient economic interest in ELI to permit the continued filing of consolidated tax returns. The Reporting Persons have no present plans or proposals that relate to or would result in any of the actions enumerated in Item 4 of Schedule 13D, although they reserve the right to buy additional securities of ELI or sell securities of ELI from time to time.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) As of May 25, 2000, CUCapital is the direct beneficial owner of 580,644 shares of Class A Common Stock, which in the aggregate constitute approximately 6.2% of the outstanding shares of the Class A Common Stock. As the sole shareholder of CUCapital, Citizens may also be deemed to be the beneficial

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                                                               Page 7 of 8 Pages



owner of such shares. CUCapital, a wholly-owned subsidiary of Citizens, also owns 41,165,000 shares, or 100%, of ELI's Class B Common Stock (the "Class B Common Stock"). The Class B Common Stock is not registered under Section 12 of the Act, and is not publicly traded. Each share of the Class B Common Stock is convertible into the Class A Common Stock on a one for one basis. Under Rule 13d-3(d)(i)(B), CUCapital may be deemed to be the beneficial owner of an additional 41,165,000 shares of Class A Common Stock through the conversion of the shares of Class B Common Stock into shares of Class A Common Stock. On an as-if converted basis, Citizens and CUCapital would be deemed to be the beneficial owners of and to have shared voting and dispositive power with respect to 41,745,444 shares of Class A Common Stock, which in the aggregate constitute approximately 82.7% of the shares of Class A Common Stock that would be outstanding if all of the shares of Class B Common Stock were converted into shares of Class A Common Stock. As the sole shareholder of CUCapital, Citizens, and certain control persons of Citizens, may also be deemed to be the beneficial owners of such shares of Class A Common Stock. Each of the Reporting Persons disclaims beneficial ownership of such 41,165,000 shares of Class A Common Stock.

         (b) Citizens and CUCapital have shared power to vote or direct the vote and disposition of 580,644 shares of Class A Common Stock directly owned by CUCapital as described in paragraph (a) above.

         (c) CUCapital has purchased 580,644 shares of Class A Common Stock on the open market, at an average price of approximately $20.62 per share, in a number of brokerage transactions beginning on May 2, 2000 and ending on May 22, 2000. On May 19, 2000, CUCapital's percentage interest in the shares of Class A Common Stock outstanding reached five percent (5%).

         (d) To the best knowledge of each Reported Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Class A Common Stock.

         (e)   Not applicable.

Item 6.  Contracts,  Arrangements,  Understandings or Relationships with Respect
         -----------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

        To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         Not applicable.









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                                                               Page 8 of 8 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        CITIZENS COMMUNICATIONS COMPANY

                                        By: /s/ Charles J. Weiss
                                            _______________________

                                            Name:  Charles J. Weiss
                                            Title: Secretary

                                        CUCAPITALCORP.

                                        By: /s/ Charles J. Weiss
                                            _______________________

                                            Name:  Charles J. Weiss
                                            Title: Secretary